

Mail Stop 7010

November 26, 2007

via U.S. mail and facsimile

Mr. Steven L. Fritze
Executive Vice President and Chief Financial Officer
Ecolab Inc.
370 Wabasha Street N.
St. Paul, MN 55102

> **RE:** **Ecolab Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Filed February 28, 2007**
> **Form 10-Q for the Quarterly Period ended September 30, 2007**
> **Filed November 2, 2007**
> **File No. 001-09328**

Dear Mr. Fritze:

We have limited our review of your filings to the issue we have addressed in our comment. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the Quarterly Period ended September 30, 2007

2. Special Charges, page 8

1. We note your $27.4 million charge for an arbitration settlement related to two California class action lawsuits involving wage/hour claims affecting former and current Pest Elimination employees during the third quarter of fiscal year 2007, which is 16% and 6% of operating income for the three months and nine months

ended September 30, 2007, respectively. We further note the following related to your loss contingency disclosures for this item and in general:

- You did not provide specific, forewarning disclosures for these matters in any prior filing, including your Form 10-K for the fiscal year ended December 31, 2006, until your Form 8-K filed on October 22, 2007.
- You did not provide any loss contingency disclosures, either specific or general, in your Forms 10-Q for the fiscal quarters ended March 31, 2007, and June 30, 2007.
- In Part II, Item 1 of your Form 10-Q for the fiscal quarter ended June 30, 2007, on page 28, you included a general discussion of legal proceedings that arise in the ordinary course of business for which you listed wage hour lawsuits which may assert individual or class claims as an example. As such, it would appear that these two class action lawsuits were in existence and known by management as of June 30, 2007, at a minimum. However, you did not provide any specific SFAS 5 disclosures for these two class action lawsuits in this filing.
- Your specific disclosure in note 2 of your September 30, 2007, interim financial statements does not appear to provide investors with sufficient information to fully understand the nature, timing, status of your challenge to the arbitrator's decision and the merits of your challenging such decision of these two class action lawsuits. In addition, you do not disclose the other wage hour lawsuit that has been certified as a class action lawsuit or any of the disclosures required by SFAS 5.

Based on the materiality of the arbitration settlement without consideration of any post-award interest you are also required to pay, it is unclear how you determined your disclosures in your annual and quarterly filings comply with the requirements in paragraphs 9 and 10 of SFAS 5 for your annual and interim financial statements and Rule 10-01(a)(5) of Regulation S-X for your interim financial statements. In future filings, please include disclosures within the footnotes to your consolidated financial statements that addresses the following, at a minimum, with regards to your loss contingencies:

- For each of the wage hour class action claims, disclose (i) the nature of the lawsuits, (ii) when you became aware of these lawsuits, (iii) the amount of damages sought, (iv) the amount of your accrual for these lawsuits for each period presented, and (v) the amount or range of reasonably possible loss in excess of accrual for the class action lawsuit that remains unsettled.

- Provide the disclosures required by SFAS 5 and/or SAB Topic 5:Y for any other lawsuit, legal claim, environmental matter or other loss contingency that is either probable or reasonably possible of having a material impact to your financial position, results of operations and/or liquidity within the footnotes to your consolidated financial statements in all of your annual and quarterly filings.

* * * *

Please respond to this comment within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your response to our comment and provide any requested supplemental information. Detailed letters greatly facilitate our review. Please submit your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filings.

   If you have any questions regarding these comments, please direct them to Ryan Rohn, Staff Accountant, at (202) 551-3739 or, in his absence, to Tracey Houser, Staff Accountant, at (202) 551-3736, or to the undersigned at (202) 551-3355.

         Sincerely,

         Terence O'Brien
         Accounting Branch Chief